CLIFFORD	CLIFFORD CHANCE US LLP

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TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

TO	Geoffrey M. Ossias	COMPANY	Securities and Exchange Commission

FAX NO	202-772-9209 202-942-9544	PHONE NO	202-551-3404

FROM	Elizabeth M. McCarroll	DATE	October 20, 2005

CC	Andrew Epstein
Eric Graham

SENDER PHONE	+1 212 878 3437	PAGES (INCL COVER)	2

Re:	Cogdell Spencer Inc.
File No. 333-127396
In response to Comment number 14 from the letter dated October 20, 2005, attached for your review please find a copy of one of the investor information pages from our subscription packages. We do not feel it is appropriate to file this information with our registration statement as it is not meaningful to a potential investor and otherwise discloses private and confidential information regarding the investors in the existing entities. We would like to discuss this item, as well as Comment 10 tomorrow with you. We expect to refile an amendment tomorrow.
Regards,
Elizabeth McCarroll
FOR FAX TRANSMISSION PROBLEMS, CALL +1 212 878 8374 THIS FACSIMILE TRANSMISSION IS INTENDED SOLELY FOR THE USE OF THE PERSON OR ENTITY TO WHICH IT IS ADDRESSED AND MAY CONTAIN INFORMATION THAT IS PRIVILEGED, CONFIDENTIAL AND EXEMPT FROM DISCLOSURE UNDER APPLICABLE LAW. ANY REVIEW, DISSEMINATION, DISTRIBUTION, COPYING OR OTHER USE OF, OR THE TAKING OF ANY ACTION IN RELIANCE UPON, THIS TRANSMISSION OR ITS CONTENTS BY PERSONS OTHER THAN THE ADDRESSEE IS STRICTLY PROHIBITED. IF YOU HAVE RECEIVED THIS COMMUNICATION IN ERROR, OR ARE UNCERTAIN ABOUT ITS PROPER HANDLING, PLEASE CALL US IMMEDIATELY (COLLECT AT +1 212 878 8374) AND RETURN THE ORIGINAL TRANSMISSION TO US BY MAIL.

COGDELL INVESTORS (MALLARD), LLC
Contact:
Michael Matthews, AVP
4401 Barclay Downs Dr., Suite 300
Charlotte, NC 28262
(704) 940-2900
Cogdell Spencer Advisors Inc.
(704) 940-2900

	Current
	Ownership % in
	Cogdell Investors		Number of
Investor	(Mallard), LLC	Cash Value	OP Units
Charles M. Handy	4.08%	$102,616	5,583
Cogdell Spencer Advisors	6.63%	$166,752	9,072
Frank Spencer	15.31%	$385,063	20,948
James W. Cogdell	66.33%	$1,668,271	90,754
Matt Nurkin	7.65%	$192,406	10,467

Total	100%	$2,515,108	136,824